Exhibit 12
ING USA ANNUITY AND LIFE INSURANCE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		Nine Months
		Ended
		September 30,
		2008	2007	2006	2005	2004	2003
	Earnings:
1.	Income (loss) before income taxes and cumulative effect of changes in accounting principles	$(441.2)	$127.4	$276.6	$224.1	$173.6	$56.5
	Fixed Charges:
2.	Interest expense	23.1	32.5	30.3	29.6	5.1	8.2
3.	Interest factor on rental expense	3.8	5.5	6.5	8.0	5.0	5.3
4.	Interest credited to contractowners	778.9	1,067.0	980.8	946.5	903.6	896.7
5.	Net (undistributed) distributed income from equity investees	42.7	(11.7)	(1.7)	(1.6)	(1.8)	13.7

6.	Total fixed charges (2 + 3 + 4 + 5)	848.5	1,093.3	1,015.9	982.5	911.9	923.9
7.	Total fixed charges excluding interest credited to contractowners (6 - 4)	69.6	26.3	35.1	36.0	8.3	27.2

8.	Earnings and fixed charges (1 + 6)	407.3	1,220.7	1,292.5	1,206.6	1,085.5	980.4

9.	Earnings and fixed charges, excluding interest credited to contractowners (1 + 7)	(371.6)	153.7	311.7	260.1	181.9	83.7

	Ratios:
10.	Earnings and fixed charges, to total fixed charges (8 / 6)	0.5	1.1	1.3	1.2	1.2	1.1
11.	Earnings and fixed charges, excluding interest credited to contractowners to total fixed charges (9 / 7)	(5.3)	5.8	8.9	7.2	21.9	3.1
12.	Deficiency of earnings to fixed charges (6 - 8)*	$441.2	$—	$—	$—	$—	$—

*	Represents additional earnings that would be necessary to result in a one to one ratio of earnings to fixed charges.

NM - Not meaningful.